Exhibit 12
AMR CORPORATION
Computation of Ratio of Earnings to Fixed Charges
 (in millions)

	Three Months Ended March 31,
	2009	2008

Earnings (loss):
Earnings (loss) before income taxes	$(375)	$(341)

Add: Total fixed charges (per below)	407	423

Less: Interest capitalized	10	5
Total earnings (loss) before income taxes	$22	$77

Fixed charges:
Interest	$169	$180

Portion of rental expense representative of the interest factor	212	213

Amortization of debt expense	26	30
Total fixed charges	$407	$423

Ratio of earnings to fixed charges	-	-

Coverage deficiency	$385	$346